U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For January 6, 2006
TRAMFORD INTERNATIONAL LIMITED
(to be changed to CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION)
Room 2413, 24/F., Shui On Centre
8 Harbour Road, Wanchai, Hong Kong
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                     No ☑
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): -

SIGNATURE

Tramford International Limited Announces the closing of the transaction on exercise of the option to acquire the remaining 49% equity interest in Future Solutions Development Inc. and Change of Its Name to China Technology Development Group Corporation and Trading Symbol from TRFDF to CTDC effective January 9, 2006
HONG KONG — January 6, 2006 — Tramford International Limited (NASDAQ: TRFDF) (“Tramford” or the “Company”) announced that on December 22, 2005, the Company closed the transaction pursuant to the Company’s exercise of the option to acquire the remaining 49% equity interest in China Natures Technology Inc. (formerly known as Future Solutions Development Inc.) (“CNT”), a Chinese dietary supplement and food additive producer.
As a result of the closing of the transaction, the Company became the shareholder of 100% equity interest in CNT and the Company in return issued 2,146,200 shares of the Company’s common stock of US$0.01 each to Beijing Holdings Limited. After the closing of the transaction, the Company has total outstanding 11,274,497 shares.
The Company further announced that effective January 9, 2006, the Company’s corporate name will be changed to China Technology Development Group Corporation and will continue trading on NASDAQ Capital Market under the new symbol “CTDC”. The ticker symbol change will not affect the trading in the Company’s common shares. Along with the corporate name change, the Company will also move its corporate website under a new domain at www.chinactdc.com. The new CUSIP number of the Company for the common stock is G84384 10 9.

SIGNATURE
Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tramford International Limited (to be
changed to China Technology
Development Group Corporation)
(Registrant)

Date: January 6, 2006

By:	/s/ Michael Siu
Name:	Michael Siu
Title:	Executive Director
Chief Financial Officer
Company Secretary